SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                                  FORM 6 - K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                         For the month of March, 2000

                        PANAMERICAN BEVERAGES, INC.

              (Translation of registrant's name into English)

               Blvd. Manuel Avila Camacho No. 40, 22nd Floor,
                         Col. Lomas de Chapultepec,
                         Del. Miguel Hidalgo 11000,
                             Mexico, D.F., Mexico

                  (Address of principal executive offices)

           ( Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

                                Form 40-F.)

                          Form 20-F X Form 40-F ____

                                  -------

     ( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

                                 Yes ____ No X

                               Table of Contents

                                                                           Page

Condensed Consolidated Balance Sheets (1unaudited)
         as of December 31, 1998 and September 30, 1999.......................3

Condensed Consolidated Statements of Income

         (unaudited) for the three-month and nine-month periods ended
         September 30, 1998 and 1999..........................................4

Condensed Consolidated Statements of Cash Flows
         (unaudited) for the nine-month periods ended
         September 30, 1998 and 1999..........................................5

Notes to Condensed Consolidated Financial

         Statements (unaudited)...............................................6

PANAMCO MEXICO--Selected Income Statement Data
         (unaudited) for the three-month and nine-month periods
         ended September 30, 1998 and 1999...................................11

PANAMCO BRASIL--Selected Income Statement Data
         (unaudited) for the three-month and nine-month periods
         ended September 30, 1998 and 1999...................................12

PANAMCO COLOMBIA--Selected Income Statement Data
         (unaudited) for the three-month and nine-month periods
          ended September 30, 1998 and 1999..................................13

PANAMCO VENEZUELA--Selected Income Statement Data
         (unaudited) for the three-month and nine-month periods
         ended September 30, 1998 and 1999...................................14

PANAMCO CENTRAL AMERICA--Selected Income Statement Data
         (unaudited) for the three-month and nine-month periods
         ended September 30, 1998 and 1999...................................15

Management's Discussion and Analysis of Financial

         Condition and Results of Operations.................................16

Signatures...................................................................30

                PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                  (Unaudited)

                   (Stated in thousands of U.S. dollars)

                                               December 31,   September 30,
                                                   1998            1999

                                               ------------   -------------
ASSETS

Current assets:
   Cash and equivalents                         $   131,152    $   247,605
   Accounts receivable, net                         175,008        113,420
   Inventories, net                                 149,387        129,388
   Other                                             30,231         23,035
                                                -----------    -----------
     Total current assets                           485,778        513,448

   Investment                                        43,990        177,770
   Property, plant, and equipment, net            1,307,590      1,226,342
   Bottles and cases, net                           337,609        308,169
   Goodwill, net                                  1,347,446      1,295,058
   Other assets, net                                125,277        116,629
                                                -----------    -----------
                                                $ 3,647,690    $ 3,637,416
                                                ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank loans                                   $   302,063    $   124,956
   Current portion of long-term debt                 55,332         75,251
   Accounts payable                                 207,217        134,313
   Other current liabilities                        114,076        120,402
                                                -----------    -----------
     Total current liabilities                      678,688        454,922

Long-term liabilities:
   Long-term debt                                   771,267      1,190,147
   Other long-term liabilities                      193,258        179,502
                                                -----------    -----------
     Total long-term liabilities                    964,525      1,369,649

Minority interest in consolidated
subsidiaries                                         26,243         29,713

Shareholders' equity:
   Capital                                            1,481          1,481
   Capital in excess of par value                 1,583,758      1,584,623
   Retained earnings                                677,229        631,406
   Accumulated other comprehensive income
                                                   (234,290)      (384,584)
                                                -----------    -----------
                                                  2,028,178      1,832,926
   Less-shares held in treasury, at cost             49,944         49,794
                                                -----------    -----------
     Total shareholders' equity                   1,978,234      1,783,132
                                                -----------    -----------

                                                $ 3,647,690    $ 3,637,416
                                                ===========    ===========

          The accompanying notes are an integral part of these condensed consolidated unaudited statements.

                PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)

           (Stated in thousands of U.S. dollars, except per share
                                  amounts)


                                 For the three months    For the nine months
                                  ended September 30     ended September 30
                                 ---------------------  ----------------------
                                     1998         1999     1998        1999
                                 ----------  ---------  ----------  ----------
Net sales                        $663,477    $605,118   $2,064,122  $1,780,472

Cost of sales, excluding
depreciation and amortization     334,338     296,239    1,053,956     881,911
                                ---------    --------   ----------  ----------

     Gross profit                 329,139     308,879    1,010,166     898,561

Operating expenses:
Selling, general and              215,634     203,029      644,141     612,920
administrative
Depreciation and amortization,
excluding goodwill                 53,997     53,951       156,549     161,606
Amortization of goodwill            8,871      9,066        26,307      27,243
                                ---------    --------   -----------  ---------
                                  278,502    266,046       826,997     801,769
                                ---------    --------   -----------  ---------
     Operating income              50,637     42,833       183,169      96,792
Interest income (expense), net    (19,076)   (23,089)      (56,280)    (69,905)

Other income (expense), net           (63)   (12,975)       18,316     (40,054)
                                 ---------   --------   -----------  ----------
     Income (loss) before

     income taxes                  31,498      6,769       145,205     (13,167)

Income taxes                       13,415     16,693        44,389      35,872
                                ---------   ---------   -----------  ----------
     Income (loss) before

     minority interest             18,083     (9,924)      100,816     (49,039)
Minority interest in earnings
of subsidiaries                     1,103     (1,054)        3,819       2,482
                                 --------    ---------   ----------  ---------
     Net income (loss)          $  16,980    $ (10,978)  $  96,997   $  (51,521)
                                =========    =========   ==========  ==========
     Cash operating profit      $ 113,505    $ 105,850   $  366,025  $  285,641
                                =========    =========   ==========  ==========
     Basic earnings (loss) per
     share                      $    0.13    $   (0.08)  $     0.75  $   (0.40)
                                =========    ==========  ==========  ==========
     Basic weighted average
     shares outstanding, in
     thousands                    129,543      129,705      129,516    129,691
                                =========    ==========   =========  ==========
     Diluted earnings (loss)
     per share                  $    0.13    $   (0.08)  $     0.74  $  (0.40)
                                =========    ==========  ==========  ==========
     Diluted weighted average
     shares outstanding, in
     thousands                    130,267      130,052     130,580     130,524
                                =========    =========   ==========  ==========

         The accompanying notes are an integral part of these condensed consolidated unaudited statements.

                PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                   (Stated in thousands of U.S. dollars)

                                                    For the nine months ended
                                                           September 30,
                                                    -------------------------
                                                      1998          1999
                                                    ---------    ------------
Net cash provided by operating activities           $ 140,003    $ 170,763

Cash flows from investing activities:

   Additions to property, plant and equipment        (243,541)    (149,098)
   Purchases of investments                           (41,436)    (152,935)
   Proceeds from sale of investment                       206          542
   Proceeds from sale of property, plant and
     equipment                                          4,232       22,172
   Acquisition of minority interest                   (28,306)        --
   Purchases of bottles and cases, net                (97,001)     (46,318)
   Other                                               (5,190)      (3,942)
                                                    ---------    ---------

Net cash used in investing activities                (411,036)    (329,579)

Cash flows from financing activities:

   Payment of bank loans                             (293,020)    (226,007)
   Proceeds from bank loans and other
     long-term borrowings                             380,200      533,172
   Payment of dividends to minority interest             (309)        (765)
   Payment of dividends to shareholders               (23,588)     (23,361)
   Issuance of capital stock                            2,001        1,018
   Acquisition of capital stock                            (1)        --
   Other                                                  251          (96)
                                                    ---------    ---------

Net cash (used in) provided by financing
activities                                             65,534      283,961

Effect of exchange rate changes on cash                (5,059)      (8,692)
                                                    ---------    ---------
   Net (decrease) increase in cash and
     equivalents                                     (210,558)     116,453
Cash and equivalents at beginning of period           332,995      131,152
                                                    ---------    ---------

Cash and equivalents at end of period               $ 122,437    $ 247,605
                                                    =========    =========

SUPPLEMENTAL CASH FLOW DISCLOSURES:

   Cash paid during the period for-
   Interest                                           $68,685       $89,369
                                                      =======       =======

   Income taxes                                       $68,413       $25,572
                                                      =======       =======

          The accompanying notes are an integral part of these condensed consolidated unaudited statements.

                PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)
                   (Stated in thousands of U. S. dollars)

(1)      Basis of presentation

          The condensed consolidated financial statements as of September 30, 1998 and 1999 included herein have been prepared by Panamerican Beverages, Inc. (the "Company") without audit, in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC"). In the opinion of management, these unaudited consolidated financial statements contain all adjustments, which are of a normal recurring nature, necessary to present fairly the Company's financial position as of September 30, 1999, and the results of operations for the three-month and nine-month periods ended September 30, 1998 and 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC.

          These unaudited financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F filed with the SEC on June 25, 1999. The Company has made no significant changes in accounting policies from those reflected in the financial statements included in the Annual Report on Form 20-F.

          Panamco acquired its Guatemalan operations on March 25, 1998, and began overseeing day-to-day management immediately and began consolidating the results of such operations as of April 1, 1998, under the purchase accounting method.

          On September 17, 1998, Panamco acquired Refrigerante do Oeste, S.A. (R.O.S.A.) and began overseeing day-to-day management immediately and began consolidating the results of such operations as of September 1, 1998, under the purchase accounting method.

          The financial statements of the Company's Mexican subsidiaries for 1998 and its Colombian and Venezuelan subsidiaries for all periods have been remeasured into U.S. dollars, the reporting and functional currency, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (SFAS 52), as it applies to highly inflationary economies. Beginning 1999, the functional currency of the Mexican subsidiaries was changed from the U.S. dollar to the Mexican peso. Beginning 1998, the functional currency of the Brazilian subsidiaries was changed from the U.S. dollar to the Brazilian real. The functional currency of each of the Brazilian, Costa Rican, Nicaraguan and Guatemalan subsidiaries for the 1998 and 1999 periods is the Brazilian real, Costa Rican colon, the Nicaraguan cordova and Guatemalan quetzal, respectively. The financial statements of the Brazilian, Costa Rican, Nicaraguan and Guatemalan subsidiaries for the 1998 and 1999 periods and the Mexican subsidiaries for the 1999 period, have been translated using the current rate translation method and the resulting translation adjustments are included in the accumulated other comprehensive income which is a component of shareholders' equity. Foreign currency translation gains (losses) on monetary assets and liabilities for the Colombian, Venezuelan and Mexican (for 1998) subsidiaries have been included in the income statement accounts to which such items relate as shown below (all amounts, except per share amounts, are in thousands of U.S. dollars):

                PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)
                   (Stated in thousands of U. S. dollars)

                                  Three Months Ended         Nine Months Ended
                                      September 30,            September 30,

                                     1998        1999         1998        1999
                                  ----------   ----------   ----------  -------
Net Sales                         $ (2,563)    $   (377)    $ (3,215)  $  (805)
Cost of sales and operating
expenses                            11,790        5,894       15,464     8,049
Interest and other income            4,881        1,532        5,621       109
Provision for income taxes           2,805          589       (2,590)    1,791
                                  --------     --------     --------   --------
Net translation gain               $16,913     $  7,638     $ 15,280   $ 9,144
                                  ========     ========     ========   ========

(2)      Inventories

                                                   December 31,   September 30,
                                                       1998           1999
                                                   -----------     -----------
Bottled beverages and coolers                         $ 47,309     $ 31,759
Raw materials                                           52,955       41,786
Spare parts and supplies                                50,610       57,526
                                                      --------     --------
                                                       150,874      131,071
Less-- Allowance for obsolete and slow-                  1,487        1,683
                                                      --------     --------
   moving items
                                                      $149,387     $129,388
                                                      ========     ========


(3)      Property, plant, equipment, bottles and cases, net


                                               December 31,     September 30,
                                                   1998            1999
                                               -----------      ------------


Property, plant and equipment                   $2,124,694       $2,054,798
Less-- Accumulated depreciation                    817,104          828,456
                                                ----------       ----------
                                                 1,307,590        1,226,342
Bottles and cases, net                             337,609          308,169
                                                ----------       ----------
                                                $1,645,199       $1,534,511
                                                ==========       ==========

                PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)
                   (Stated in thousands of U. S. dollars)

(4)      Transaction with Related Parties

          For the three-month and nine-month periods ended September 30, 1999, the Company carried out transactions with related parties. A summary of transactions and balances as of and for the periods of three-month and nine month ended September 30, 1998 and 1999 with related parties is as follows:

                                                    December 31,  September 30,
                                                        1998          1999
                                                    ------------  ------------
Accounts payable:
   Subsidiaries of Coca-Cola                        $37,920        $26,426
   Cervejarias Kaiser                                 2,464           320
   Productos de Vidrio, S.A                           9,847          1,433
   Central Azucarero Portuguesa,
   C.A                                                1,628          1,498
   Tapon Corona de Colombia, S.A                      1,936            417
   Comptec, S.A                                          92            302
                                                    -------         ------
                                                    $53,887         $30,396
                                                    =======         =======


                                  Three Months Ended      Nine Months Ended
                                     September 30,          September 30,
                                  -------------------    --------------------
                                    1998      1999         1998        1999
                                  --------  ---------    ---------   --------

Income:
   Marketing expense support      $ 14,293   $  9,149    $ 52,915    $ 32,193
   Capital expenditure grants        8,649       (362)     24,027       3,193
   Other                               811        146       1,276       1,442
                                  --------   --------     --------    --------
                                  $ 23,753   $  8,933     $ 78,218    $ 36,828
                                  ========   ========     ========    ========

Expenses:
   Purchase of concentrate        $ 80,938   $ 84,656     $240,752    $228,546
   Purchase of beer                 42,203     16,432      134,538      55,922
   Purchase of other inventory       8,103      6,216       27,892      21,000
                                  --------   --------      --------    --------
                                  $131,244   $107,304      $403,182    $305,468
                                  ========   ========      ========    ========

                PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)
                   (Stated in thousands of U. S. dollars)

(5)      Acquisitions and other transactions

          Pursuant to an agreement dated as of March 25, 1998, the Company acquired all the capital stock of Embotelladora Central, S.A. ("Panamco Guatemala"), which produces, sells and distributes Coca-Cola products in Guatemala City and surrounding areas. The purchase price for the acquisition was approximately $38.8 million in cash. In addition, the Company assumed approximately $23.5 million of debt owned by Panamco Guatemala.

          During 1998, Panamco Guatemala had net sales of $51.4 million on soft drink sales of 13.6 million unit cases and bottled water sales of 0.6 million unit cases.

          Total audited tangible assets and liabilities of Panamco Guatemala included in the Company's financial statements at the date of acquisition recorded under the purchase accounting method, which includes the consideration of the final amount of goodwill determined of $45.3 million were as follows:

     Inventories                                               $   2,731
     Property, plant and equipment, net                           20,947
     Bottles and cases, net                                        4,015
     Other assets                                                  4,855
     Total liabilities                                           (38,479)
                                                               ----------
                                                               $  (5,931)

          In September 1998, Panamco acquired Brazilian bottler Refrigerante do Oeste, S.A. (R.O.S.A.) for $47.9 million in cash. As part of this transaction, Panamco also acquired R.O.S.A.'s plastic bottle business, Supripack Industria de Embalages, S.A. (Supripack), for $10.0 million in cash, bringing the total acquisition price to $57.9 million, for which the Company entered into a $70.0 million financing agreement with Bank of Boston ING Baring and Bank of America. This loan has a rate of LIBOR plus 1.25% per annum. Panamco began consolidating R.O.S.A.'s results as of September 1, 1998, and has registered a goodwill of $36.0 million in connection with this acquisition.

          On December 22, 1998, the Company entered into an agreement with Coca-Cola Financial Corporation (U.S.), as arranger and administrative agent, to obtain a three-year loan in the amount of $200 million with quarterly interest payments. The proceeds were used to repay short-term bank loans of the Company and the Venezuelan subsidiaries.

          On March 18, 1999, the Company entered into an agreement with ING Baring US Capital, LLC as arranger and administrative agent, for a three-year loan in the amount of

$300 million with quarterly interest payments. The proceeds were used to repay short-term bank loans of the Company.

(6)      Comprehensive income

          Beginning 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income". This standard requires the display of the comprehensive income and its components in the financial statements. In the Company's case comprehensive income includes net income and foreign currency translation. The comprehensive income for the three-month and nine-month periods ended September 30, 1998 and 1999 is as follows:

                                    Three Months Ended       Nine Months Ended
                                        September 30,           September 30,
                                    ----------------------   -----------------
                                       1998        1999        1998     1999
                                    ----------  ----------   --------  -------
Net income (loss)                    $ 16,980   $ (10,978)  $ 96,997 $ (51,521)
Other comprehensive income (loss):
Initial effect on deferred taxes
  relating to the change in the
  functional currency in the
  Brazilian and Mexican

  subsidiaries.                           --        --       (7,660)  (14,928)
Foreign currency translation            (2,047)   (33,939)  (21,900) (106,308)
                                       --------  ---------  -------- ---------
                                       $ 14,933  $(44,917)  $ 67,437 $(172,757)
                                       ========  =========   ======== =========

          Income statement and balance sheet data for Panamco Mexico, Panamco Brasil, Panamco Colombia, Panamco Venezuela, and Panamco Central America (Costa Rica, Nicaragua and Guatemala) are presented on the following pages. The data presented as of and for each period have been derived from the unaudited financial statements of Panamco Mexico, Panamco Brasil, Panamco Colombia, Panamco Venezuela, and Panamco Central America, as applicable, which financial statements are not included herein.

                                Panamco Mexico

                                  (Unaudited)

                   (Stated in thousands of U.S. dollars)


                                   Three months ended       Nine months ended
                                      September 30,            September 30,
                                   ---------------------    -------------------
                                     1998        1999         1998       1999
                                   ----------  ---------   ----------  --------

Income statement data:
  Net sales                         $ 160,289  $ 212,631  $ 477,563  $ 586,886
  Cost of sales, excluding
   depreciation and amortization       75,408     99,079    228,141    278,881
                                    ---------  ---------  ---------  ---------

  Gross profit                         84,881    113,552    249,422    308,005

         Operating expenses:
  Selling, general and
   administrative                      48,074     62,096    153,175    180,789
  Depreciation and amortization,
   excluding goodwill                   8,954      9,785     24,378     27,421
         Amortization of goodwill         711        748      2,134      2,191
                                    ---------    --------- ---------  ---------

                                       57,739     72,629    179,687    210,401

  Operating income                     27,142     40,923     69,735     97,604

  Interest (expense) - net             (3,275)    (2,566)    (7,868)    (7,592)
  Other income (expense) - net            830        (27)     8,864      5,203
                                    ---------    --------  ---------  ---------

  Income before income taxes          24,697      38,330     70,731     95,215
  Income taxes                         8,837      12,513     24,592     31,079
                                    ---------    -------  --------- ---------

  Income before minority interest     15,860      25,817     46,139     64,136
  Minority interest in Panamco           598         975      1,741      2,422
                                    ---------   --------   --------- ---------
   Mexico subsidiaries

  Net income attributable to Panamco  15,262      24,842     44,398     61,714
   Mexico
  Minority interest in Panamco           282         461        823      1,146
                                    ---------  ---------   ---------   --------
   Mexico

  Net income attributable to Panamco $14,980   $  24,381   $  43,575    60,568
                                    =========  =========   =========  =========

  Cash operating profit            $  36,807   $  51,456   $  96,247 $ 127,216
                                    =========  =========   ========= =========

  Unit case sales data (in millions):

  Soft drinks                           66.4        70.0      191.6      203.1
  Water                                 29.0        35.3       83.4      104.6
  Other products                         0.3         0.7        1.0        1.8

                                Panamco Brasil

                                  (Unaudited)

                     (Stated in thousands of U.S. dollars)


                               Three months ended      Nine months ended
                                   September 30,         September 30,
                                --------------------    -----------------
                                 1998          1999      1998        1999
                                ----------   -------    --------    -----


Income statement data:
   Net sales                    $ 202,379   $ 116,976  $ 661,422  $368,293
  Cost of sales, excluding
  depreciation and
  amortization                    119,106      70,173    397,839   226,309
                                ---------   ---------  ---------  ---------

   Gross profit                    83,273      46,803    263,583   141,984

   Operating expenses:
   Selling, general and
     administrative                63,330      37,814    190,377    115,428
   Depreciation and                10,440       7,190     34,500     24,039
      amortization,                   304         467        932      1,492
    excluding goodwill            ---------  ---------  --------    --------
     Amortization of goodwill
                                   74,074      45,471    225,809    140,959
                                 ---------  ---------  ---------   ---------

   Operating income                 9,199       1,332     37,774      1,025

   Interest (expense)-net          (2,377)     (3,998)   (11,998)    (10,921)
   Other (expense)-net             (4,244)    (10,194)    (1,959)    (41,255)
                                  ---------   ---------  ---------  ---------

   Income (loss) before income
     taxes                          2,578     (12,860)    23,817     (51,151)
  Income taxes                     (2,368)     (3,684)    (3,623)    (14,247)
                                  ---------   ---------  ----------  ---------

   Income (loss) before minority
     interest                       4,946      (9,176)     27,440     (36,904)
   Minority interest in Panamco        68        (133)        768         527
     Brasil subsidiaries          --------    ---------   ---------   --------

   Net income (loss)
      attributable to Panamco   $   4,878   $  (9,043)  $  26,672   $ (36,377)
                                 =========   =========   =========   =========

   Cash operating profit        $  19,943   $   8,989   $  73,206   $  26,556
                                 =========   =========   =========   =========

Unit case sales data
(in millions):
   Soft drinks                       50.2        61.5       158.5       168.3
   Water                              2.4         2.8         7.6         9.2
   Beer                              14.6        15.7         41.9       43.1

                               Panamco Colombia
                                  (Unaudited)

                     (Stated in thousands of U.S. dollars)



                               Three months ended           Nine months ended
                                  September 30,                September 30,
                                ------------------         -------------------
                                1998          1999           1998         1999
                               --------   --------         -------     -------

Income statement data:
  Net sales                  $ 121,991  $  90,456       $ 372,544    $ 295,965
  Cost of sales, excluding
  depreciation and
  amortization                  52,945     40,996         165,269      131,602
                             ---------   ---------      ---------     ---------

   Gross profit                 69,046     49,460         207,275      164,363

   Operating expenses:
   Selling, general and
     Administrative             41,445     31,287         120,987      108,983
   Depreciation and             13,791     14,949          40,706       44,082
   amortization              ---------  ---------       ---------     --------

                                55,236     46,236         161,693      153,065
                             ---------  ---------       ---------    ---------

   Operating income             13,810      3,224          45,582       11,298

   Interest (expense)-net       (1,172)      (77)         (2,704)       (2,943)
   Other income-net              2,913        217          5,533         1,785
                            ----------  ---------       ---------    ---------

Income (loss) before income
 taxes                          15,551     3,364          48,411        10,140
Income taxes                     1,489       840           6,380         2,138
                             ---------   ---------      ---------     ---------

 Income before minority         14,062     2,524          42,031         8,002
 interest Minority interest         35        28              68            69
 in Panamco Colombia           -------  ---------      ---------      ---------
 subsidiaries

 Net income attributable to     14,027     2,496          41,963         7,933
   Panamco Colombia                386        68           1,156           218
   Minority interest          ---------    ------       ---------     ---------
   in Panamco
   Colombia

   Net income attributable   $  13,641  $  2,428       $  40,807      $  7,715
     to Panamco
                              ========  =========      =========      =========

 Cash operating profit       $  27,601  $ 18,173       $  86,288      $  55,380
                              ========= =========      =========      =========

 Unit case sales data
   (in millions):                 44.2      38.0           142.2          113.3
   Soft drinks                    10.4       9.5            34.0           29.3
   Water

<

                               Panamco Colombia

                                  (Unaudited)

                     (Stated in thousands of U.S. dollars)




                                 Three months ended          Nine months ended
                                    September 30,              September 30,
                                 -------------------         ------------------
                               1998          1999           1998          1999
                             ----------    ----------     ----------  --------


Income statement data:
  Net sales                  $ 129,562     $ 134,290      $ 412,595  $ 372,213
  Cost of sales, excluding
   depreciation and
   amortization                 62,574        61,727        196,501    171,553
                              ---------     ---------     ---------   --------

  Gross profit                  66,988        72,563        216,094   200,660

  Operating expenses:
  Selling, general and          44,932        52,253        134,072   149,876
  administrative
  Depreciation and
  amortization                  16,329        18,028         47,329    54,049
                               ---------     --------     ---------  --------

                                61,261        70,281        181,401   203,925
                               ---------     ---------      -------- --------

  Operating income (loss)        5,727         2,282         34,693   (3,265)

  Interest (expense)- net      (2,420)       (4,747)        (6,908)  (12,774)
  Other income-net              2,394           329          7,790     2,206
                              ---------      ---------      -------- --------

  Income (loss) before income    5,701        (2,136)        35,575  (13,833)
  Tax
  Income taxes                   1,429         4,209          6,351    7,578
                              ---------     ---------      --------- --------

  Net income (loss)          $   4,272     $  (6,345)     $  29,224 $ (21,411)
  attributablle to Panamco    =========     =========      ========= =========


  Cash operating profit      $  22,056     $  20,310      $  82,022  $  50,784
                              =========     =========      =========  =========

 Unit case sales data
  (in millions):
    Soft drinks                   46.7          36.4         147.9       110.5
    Water                          4.4           4.7           9.5        13.3
    Beer                           --            0.2            --         0.3
    Other products                 1.4           1.9           4.6         4.8

                           Panamco Central America
                     (Costa Rica, Guatemala and Nicaragua)
                                  (Unaudited)
                     (Stated in thousands of U.S. Dollars)




                               Three months ended            Nine months ended
                                  September 30,                 September 30,
                                -------------------           ----------------
                               1998            1999          1998         1999
                             ---------      ----------     ----------   -------

Income statement data:
   Net sales                $  49,256       $  50,765      $ 139,998    157,115
   Cost of sales excluding
   depreciation and
   amortization                24,305          24,264         66,206     73,566
                              ---------      ---------      ---------   -------

   Gross profit                24,951          26,501         73,792     83,549

   Operating expenses:
   Selling, general and
     administrative            15,446          16,071         44,508     50,206
   Depreciation and             4,773           4,406         10,507     13,332
     amortization,excluding
     goodwil
 Amortization of goodwill         71              63            219        196
                             ---------       ---------      ---------  --------

                               20,290          20,540         55,234     63,734
                             ---------       ---------      --------- ---------

   Operating income             4,661           5,961         18,558     19,815

   Interest (expense)-net       (853)           (455)        (2,106)    (1,464)
   Other income (expense)-net     325          (2,186)           369    (4,644)
                              --------       ---------     ---------  ---------

   Income before income taxes   4,133           3,320         16,821     13,707
   Income taxes                 1,039           1,049          4,820      4,145
                             ---------       ---------      ---------  --------

   Net income attributable
     to Panamco             $   3,094       $   2,271      $  12,001  $   9,562
                            =========       =========      =========  =========

   Cash operating profit    $   9,505       $  10,430      $  29,284  $  33,343
                            =========       =========      =========  =========

 Unit case sales data
 (in millions):
   Soft drinks                  16.0            16.8           45.8        51.2
   Water                         0.6             0.9            1.5         2.7
   Other products                0.2             0.1            0.4         0.4

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

          The following discussion addresses the financial condition and results of operations of Panamerican Beverages, Inc. and its consolidated subsidiaries (Panamco or the Company). This discussion should be read in conjunction with Panamco's unaudited consolidated financial statements as of September 30, 1999 and for the three-month and nine-month periods ended September 30, 1998 and 1999 and the notes thereto which are included herein. Results for any interim period are not necessarily indicative of results for any year.

          The Company conducts its operations through tiers of subsidiaries in which, in some cases, minority shareholders hold interests. Over the years, the Company invited minority shareholder participation in various subsidiaries to raise capital, facilitate entry into new markets and develop strategic local relationships. As a result of the net loss at certain of our subsidiaries for the period ended September 30, 1999, for the third quarter of 1999, minority shareholdings in the consolidated subsidiaries of the Company represented an interest in the aggregate of approximately (10.6%) of consolidated income (loss) before minority interest. Because the Company has varying percentage ownership interests in its approximately 100 consolidated subsidiaries, the amount of the minority interest in income or loss before minority interest during a period depends upon the revenues and expenses of each of the Company's consolidated subsidiaries and the percentage of each of such subsidiary's capital stock owned by minority shareholders during such period.

          In September 1998, the Company acquired all the capital stock of R.O.S.A., which produces, sells and distributes Coca-Cola products in the western part of Brazil in the state of Matto Grosso do Sul. The Company began consolidating the results of R.O.S.A. as of September 1, 1998.

          Unit case means 192 ounces of finished beverage product (24 eight-ounce servings). Average sales prices per unit case means net sales in U.S. dollars for the period divided by the number of unit cases sold during the same period. Cash operating profit means operating income plus depreciation and amortization.

          Forward-looking statements contained in this document include, but are not limited to, year 2000 issues, the amount of future capital expenditures and the possible uses of proceeds from any future borrowings. The words believes, intends, expects, anticipates, projects, estimates, predicts and similar expressions are also intended to identify forward-looking statements. Such statements, estimates, and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Factors that could cause results to differ include, but are not limited to, changes in the soft drink business environment, including actions of competitors and changes in consumer performance, changes in governmental laws and regulations, including income taxes, market demand for new and existing products and raw material prices. Accordingly, the Company cannot assure you that such statements, estimates and projections will be realized. The forecasts and actual results will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, estimates or projections contained in this document or that any forecast contained herein will be achieved.

          The Company is aware of the issues associated with programming codes in existing computer systems as the millennium (year-2000) approaches. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test systems for year-2000 compliance. All programming efforts were completed by September 30, 1999. Management has estimated the year-2000 compliance expenses and its potential effect on the Company's earnings to be approximately $3.0 million. The Company has completed the inventory, planning stages, execution, testing phases and has completed a contingency plan.


Three Months Ended September 30, 1999 Compared to Three
Months Ended September 30, 1998

Consolidated Results of Operations

          Consolidated net sales for the third quarter ended September 30, 1999, decreased 8.8% to $605.1 million from $663.5 million in the 1998 third quarter, mainly due to the effect of continued weakness in the Colombian and Brazilian economies. Total consolidated unit case sales volume in the 1999 third quarter increased 2.7% to 294.6 million, from 286.8 million in the 1998 third quarter, and on a comparable basis (excluding the new R.O.S.A. franchises) increased 1.2%. Consolidated soft drink sales volume for the period was flat, reflecting declines of 14.0% in Colombia, and 22.2% in Venezuela, offset by increases of 22.5% in Brazil, 5.5% in Mexico and 4.8% in the Central American Region. The increases in sales volume in Brazil is primarily attributable to Panamco's promotional pricing strategy. Consolidated unit case sales volume of bottled water increased 14.2% to 53.4 million, and unit case sales volume of beer, sold in Brazil and, as of February 1999, in Venezuela, increased to 15.9 million.

          Cost of sales as a percentage of net sales decreased to 49.0% during the 1999 third quarter from 50.4% in the 1998 third quarter, primarily driven by cost savings in raw materials and packaging in most countries where the Company operates.

          Operating expenses as a percentage of net sales increased to 44.0% during the 1999 third quarter from 42.0% during the 1998 quarter mainly driven by higher general and administrative expenses. Depreciation and amortization expenses, increased 0.2% to $63.0 million, as a result of: (a) higher depreciation and amortization charges related to Panamco's ongoing capital expenditure program, including the placement of cold product equipment in all channels, the expansion of distribution infrastructure, plant modernization and the introduction of new bottles and cases into the market; and (b) goodwill charges generated by the acquisition of the R.O.S.A. franchises, and of minority interests in Brazil during the second quarter of 1998 [and the absence of recognition of the benefit for the tax loss carry-forward of 1999 because of the uncertainty that they will be amortized.

          Operating income decreased 15.4% to $42.8 million or 7.1% of net sales during third quarter 1999 compared to $50.6 million or 7.6% of net sales in 1998.

          Cash operating profit for the third quarter 1999 was $105.9 million compared to $113.5 million for the same period 1998.

          Interest expense, net, increased to $23.1 million during the 1999 third quarter from $19.1 million in the 1998 third quarter, due primarily to increased debt in Venezuela and Colombia incurred in order to fund short term operating needs.

          Other expense, net, was $13.0 million during the third quarter of 1999 compared to income of $.1 million during the third quarter of 1998. The increase in other expense, net, was mainly due to a foreign exchange loss of $7.0 million resulting from the devaluation of the Brazilian Real. The Coca-Cola Company changed its cold equipment capital participation program so that any funds received by the Company during 1999 and future years will be recognized to income in installments over a 60-month period. The ability of the Company to include such amounts in income will also depend on whether the Company meets certain earnings targets. Prior to the change, such amounts were included in income in a lump sum, upon receipt, without regard to the Company's earnings.

          There were no changes in the minority interest structure in the third quarter of 1999 compared to the 1998 period. Minority interest remained constant at $1.1 million.

          The consolidated effective income tax rate increased to 246.6% in the 1999 third quarter from 42.6% in the third quarter of 1998 as a result of the asset tax (minimum tax) paid by Panamco Venezuela where the Company reported a loss before income taxes during the third quarter of 1999 of $2.1 million compared to net income before income taxes of $5.7 million during the same period in 1998. The increase was due to tax benefits recorded in the first half of 1998 in Brazil and Colombia, which were not repeated in 1999, the effect of the asset tax (minimum tax) in Venezuela and the Company's decision not to recognize the benefit of tax loss carry-forwards from prior years in Venezuela, because of the Company's uncertainty that it will have sufficient taxable income in the near term to offset against such benefits.

          As a result of the above, the Company's net income decreased 164.7% to a net loss of $11.0 million for the third quarter of 1999 compared to net income of $17.0 million in 1998 third quarter.

Regional Results

Mexico

          Panamco Mexico reported an increase in net sales of 32.7% to $212.6 million during the third quarter of 1999, compared to $160.3 million in the 1998 third quarter. Soft drink sales increased 30.1% on volume growth of 5.5% to 70.0 million unit and a 23.4% price increase in dollar terms. Water volume grew 21.8% to 35.3 million-unit cases, mainly due to increased coverage of our franchise territories. During the quarter, Panamco Mexico increased its soft drink market share 0.3 points to 79.6%.

          Cost of sales as a percentage of net sales dropped to 46.6% in the 1999 third quarter versus 47.0% during third quarter of 1998, mainly due to continued cost savings in raw materials, partially offset by higher packaging expenses related to an increase in the usage of nonreturnable packaging.

          Operating expenses increased 25.8% in the 1999 third quarter to $72.6 million from $57.7 million in the comparable period for 1998. Depreciation and goodwill amortization expenses increased due to Panamco's continuing capital expenditure program and the purchase of minority interests. Additionally, selling, general and administrative expenses increased as a result of higher sales commissions and freight costs related to increased sales volume and higher administrative wages. In spite of the increase in operating expenses, due to the 32.7% increase in net sales, operating expenses as a percentage of net sales decreased to 34.2% in the third quarter of 1999 from 36.0% in the 1998 quarter.

          Cash operating profit increased 39.8% to $51.5 million, or 24.2% of net sales, from $36.8 million, or 23.0% of net sales, in the 1998 third quarter. Operating income increased 50.8% to $40.9 million from $27.1 million in the third quarter of 1998.

          Interest expense, net, dropped 21.6% to $2.6 million compared to $3.3 million in the third quarter 1998 as a result of a higher net debt position resulting from short- term capital needs.

          Other expense, net, increased to $0.03 million from other income, net, of $0.9 million last year mainly due to decreased contributions for capital expenditures from The Coca-Cola Company, and changes in the cold equipment capital participation program discussed above.

          The effective income tax rate for the period dropped to 32.6% from 35.8% in the year ago period as a result of different tax strategies employed in 1999.

          As a result of the above, net income contributed by Panamco Mexico to the Company increased 62.8% to $24.4 million for the third quarter of 1999 compared to $15.0 million in the third quarter of 1998.

          Beginning in 1999, the Company discontinued classifying Mexico as a highly inflationary economy. Accordingly, the functional currency of the Mexican operations was changed from the U.S. dollar to the Mexican peso.

Brazil

          Panamco Brasil, which operates in the Sao Paulo, Campinas, Santos and as of September 1998, Matto Grosso do Sul (R.O.S.A.) regions of Brazil, reported 1999 third quarter net sales of $117.0 million, a decrease of 42.2% from the 1998 quarter. Unit case sales volume of soft drinks increased 22.5% to 61.5 million, or 15.5% excluding the 3.1 million unit cases contributed by R.O.S.A., as a result of Panamco's promotional pricing strategy. Beer volume grew 7.6% to 15.7 million-unit cases and bottled water volume increased 16.6% to 2.8 million-unit cases. The decrease in revenue was mainly attributable to a 63.4% devaluation of the real. Despite this scenario and strong competition from B brands, Panamco Brasil was able to increase its market share 4.4 points to 58.6% compared to the same period in 1998.

          Cost of sales as a percentage of net sales increased to 60.0% in the 1999 third quarter from 58.9% in the 1998 quarter as a result lower production efficiencies, and the effects of the devaluation, slightly offset by reductions in the cost of raw materials and increased direct sales to supermarkets by Cervejarias Kaiser in Panamco Brasil territories.

          Operating expenses as a percentage of net sales rose to 38.9% from 36.6% in the 1998 quarter, mainly due to an increase in marketing and merchandising activities increased in connection with Panamco Brasil's promotional pricing strategy.

          Cash operating profit decreased 54.9% to $9.0 million, or 7.7% of net sales, from $19.9 million, or 9.9% of net sales, in third quarter of 1998. Operating income decreased to $1.3 million from $9.2 million in the 1998 third quarter.

          Interest expense, net, increased 3.4% to $4.0 million in third quarter 1999 from $2.4 million in the 1998 quarter as a result of net the incurrence of additional debt to fund short-term operating needs.

          Other expense, net, decreased to $10.2 million in the 1999 third quarter $4.2 million in the 1998 quarter, mainly due to a foreign exchange loss of $ 7.0 million as a result of the effect of a 63.4% year to date devaluation of the Brazilian real, lower contributions for capital expenditures from The Coca-Cola Company, and Changes in cold Equipment capital participation program discussed above, and an equity loss of $1.4 in Cervejarias Kaiser.

          The effective income tax rate increased to 28.6% in third quarter 1999 from a negative rate of 91.9% in the 1998 quarter as a result of tax planning strategies employed in 1998, which were not repeated in this quarter.

          As a result of the above, the net income contributed by Panamco Brasil to the Company decreased 285.5% to a loss of $9.2 million in the third quarter of 1999 from income of $4.9 million in the 1998 period.

          Beginning in 1998, the Company discontinued classifying Brazil as a highly inflationary economy. Accordingly, the functional currency of the Brazilian operations was changed from the U.S. dollar to the Brazilian real.

Colombia

          Panamco Colombia, which operates throughout Colombia, reported net sales of $90.5 million for the 1999 third quarter, down 25.9% from the 1998 period. Sales volume of soft drinks and water decreased 14.0% and 8.0%, respectively, to 38.0 million and 9.5 million unit cases, as a result of the economic recession in Columbia, a 12-month devaluation of the Colombian peso of 32.2%, partially offset by a 13.7% price increase in local currency versus the same period in 1998, and political turmoil affecting Colombia. Panamco Colombia strengthened its position in the Colombian market, increasing its market share to 65.4% by the end of the three-month period ended September 30, 1999, up 4.7 points compared to the same period last year.

          Cost of sales as a percentage of net sales decreased slightly to 45.3% during the third quarter of 1999 from 43.4% during the same period in 1998 as a result of a change in the sales mix, offset by higher costs associated with increased sales of nonreturnable packaging.

          Operating expenses decreased 16.3% to $46.2 million in 1999 compared to $55.2 million in the prior year period, mainly due to a decrease in salary expenses as a result of a reduction in the size of the workforce, lower general and administrative expenses, and lower sales and marketing expenses, partially offset by higher depreciation and amortization expense related to Panamco's ongoing capital expenditure program. As a percentage of net sales, operating expenses increased to 51.1% during the third quarter of 1999 from 45.3% during same period in 1998.

          Cash operating profit decreased 34.2% to $18.2 million, or 20.1% of net sales, from $27.6 million, or 22.6% of net sales, in the prior year period, and operating income decreased 76.7% to $3.2 million.

          Interest expense, net, increased to $0.7 million compared to $1.2 million in the 1998 third quarter as a result of the incurrence of additional debt to fund short- term operating needs.

          Other income, net, dropped 92.6% to $0.2 million from $2.9 million as a result of lower contributions for capital expenditures from The Coca-Cola Company, and Changes in cold Equipment capital participation program discussed above.

         The effective income tax rate increased to 25.0% in the 1999 third quarter from 9.6% in the 1998 quarter as a result of tax planning strategies employed in 1998, which were not repeated in 1999.

          As a result of the above, net income contributed by Panamco Colombia to the Company decreased 82.1% to $2.4 million in the 1999 third quarter compared to $13.6 million in the third quarter of 1998.


Venezuela

          For the third quarter of 1999, Panamco Venezuela reported net sales of $134.3 million, up 3.6% from $129.6 million in the 1998 third quarter. Sales volume decreased 17.8% to 43.1 million unit cases, reflecting reductions of 22.2% in unit case sales of soft drinks, and 9.4% in unit case sales of malt, partially offset by a 33.9% increase in unit case sales of bottled water. During the third quarter of 1999, Panamco Venezuela sold 0.2 million unit cases of Regional beer, which Panamco Venezuela began distributing in the first quarter 1999. Panamco Venezuela continues to maintain a strong market share at 69.5%

          Cost of sales as a percentage of net sales decreased to 46.0% during the third quarter of 1999 from 48.3% during the same period in 1998 as a result of the lower volume during this quarter, slightly offset by salary increases and higher cost of concentrate.

          Operating expenses increased 14.7% to $70.3 million in 1999 compared to $61.3 million in the prior year period, mainly due to higher depreciation expense related to Panamco's ongoing capital investment program for cooling equipment, partially offset by lower direct marketing expenses. As a percentage of net sales, operating expenses increased to 52.3% during the third quarter of 1999 from 47.3% during same period in 1998 mainly as a result of increased selling and distribution expenses of $7.2 million and a 17.0% salary increase during the second quarter which affected this quarter results by $5.2 million.

          Cash operating profit decreased 7.9% to $20.3 million, or 15.1% of net sales, from $22.1 million, or 17.0% of net sales, in the prior year period, and operating income decreased 60.2% to $2.3 million from $5.7 million in the third quarter 1998.

          Interest expense, net, increased during the third quarter of 1999 to $4.7 million from $2.4 million as a result of an increase in debt in the third quarter of $55.5 million incurred in connection with short-term operational needs.

          Other income, net, dropped 86.3% to $0.3 million from $2.4 million in the 1998 quarter as a result of lower contributions for capital expenditures from The Coca-Cola Company.

          The effective income tax rate increased to 197.1% from 25.1% in the prior year period as a result of the Venezuelan asset tax (a minimum tax), which was applicable to Panamco Venezuela as a result of the $2.1 million loss before income taxes of that franchise.

          Net income contributed by Panamco Venezuela to the Company decreased 248.5% to a net loss of $6.3 million in the 1999 third quarter compared to net income of $4.3 million in the third quarter of 1998.

Central America

          Panamco's Central American region includes franchises in Costa Rica, Nicaragua and Guatemala. The region reported net sales of $50.8 million for the third quarter of 1999, an increase of 3.1 % from $49.3 million in the 1998 quarter. Volume for the region grew 6.6% to 17.8 million unit cases. Soft drink volume was 16.8 million unit cases, or a 4.8% increase compared to the 1998 third quarter and water volume grew 62.9% to 0.9 million unit cases. During the 1999 third quarter, Panamco's market share in the region increased to 92.1 % in Costa Rica from 87.4%, 42.7% in Guatemala from 42.6% and 81.9% in Nicaragua from 80.6%.

          Cost of sales as a percentage of net sales decreased to 47.8% during the third quarter of 1999 from 49.3% in the same period of 1998, due mainly to lower raw material costs, and lower other cost in all countries.

          Operating expenses as a percentage of net sales decreased to 40.5% from 41.2% during the same period last year due to continued expense controls, partially offset by higher depreciation expenses for Panamco Central America in general due to Panamco's continued capital expenditure program.

          Cash operating profit increased 9.7% to $10.4 million in 1999, or 20.5% of net sales, from $9.5 million, or 19.3% of net sales, in 1998. Operating income increased 27.9% to $6.0 million, or 11.7% of net sales, in the 1999 third quarter from $4.7 million, or 9.5% of net sales, in the 1998 period.

          Interest expense, net, increased 46.7% in the 1999 third quarter to $0.5 from $0.9 million in the 1998 quarter due to increased debt in Guatemala incurred to finance capital investments.

          Other expense, net, increased to $2.2 million during the third quarter 1999, from other income, net, of $.3 million, mainly attributable to an exchange loss of $1.2 million in Guatemala as a result of a 6.3% devaluation of the Guatemalan quetzal.

          Net income contributed to the Company by the Central American region decreased 26.6% to $2.3 million, from $3.1 million, during the same period in 1998.

Nine months ended September 30, 1999 compared to the nine months ended September 30, 1998.

Consolidated Results of Operations

          Consolidated net sales decreased 13.7% to $1.8 billion during the first nine months of 1999 from $2.1 billion during the first nine months of 1998, mainly due to the effect of the poor economies in Brazil, Colombia, and Venezuela, resulting in decreased sales volume in soft drinks in Colombia and Venezuela, offset by increased volumes in Mexico and Central America and increased sales volume of water in all countries except Colombia. Increased sales volumes in these countries were due to Marketing Strategic Initiatives. Unit case volume increased in Brazil, although sales were lower compared to the 1998 period due to Panamco Brasil's promotional pricing strategy. Soft drink sales volumes in the first nine months of 1999 were up 6.0% in Mexico, 6.2% in Brazil and 11.8% in Central America, but 20.3% and 25.3% lower in Colombia and Venezuela, respectively. As a result, net consolidated sales volume decreased 5.8%. Beer sales volume, now sold in both Brazil and Venezuela, increased 3.5% to 43.4 million unit cases (including .3 million unit cases from Venezuela). Bottled water volume increased 25.4% in Mexico, 20.9% in Brazil, 40.3% in Venezuela and 81.2% in Central

 America, and dropped 13.7% in Colombia, resulting in a net consolidated increase of bottled water volume of 17.1%. Overall unit case volume dropped by 1.6%.

          Cost of sales as a percentage of net sales decreased to 49.5% during the first half of 1999 from 51.1% during the first nine months of 1998. This resulted primarily from cost savings in raw materials and packaging in all countries due to improved procurement contracts and Production efficiencies.

          Operating expenses as a percentage of net sales increased to 45.0% during the first nine months of 1999 from 40.1% in the same period in the prior year as a result of higher sales expenses in all franchises due to increased sales promotion activities, as well as increased depreciation and amortization expenses due to Panamco's continued capital expenditure program and goodwill charges generated by the acquisition of R.O.S.A. and of minority interests in Brazil during the 1998 second quarter. During the first nine months of 1999 we spent $149.1 million on our capital expenditure program, which has included the placement of cold product equipment in all channels, the expansion of distribution infrastructure, plant modernization in Mexico and the introduction of new bottles and cases into the market.

          Operating income decreased 47.2% to $96.7 million from $183.2 million in the first nine months of 1998. Cash operating profit decreased 22.0% in the first nine months of 1999 to $285.6 from $366.0 million during the first nine months of 1998.

          Net interest expense increased to $69.9 million during the first nine months of 1999 from $56.3 million during the first nine months of 1998 due to increased indebtedness resulting from $300 million syndicated loan entered into during the first quarter of 1999. With a term of three years, the loan acrrues interest at a rate of LIBOR plus 3- 1/8%, plus or minus the average change in the J.P. Morgan Latin Euro Index in the previous quarter, with a cap of plus 162.5 basis points and a floor of minus 75 basis points. The proceeds of this loan were used to refinance existing debt of the Company of $160 million and for general corporate purposes to long term debt. Total net debt increased to $1.1 million at September 30, 1999 from $1.0 million at September 30, 1998.

          Other expense, net, increased to $40.1 million during the first nine months of 1999 from other income, net, of $18.3 million during the first nine months of 1998, driven primarily by foreign exchange losses in Brazil of $33.2 million due to a 59.0% devaluation of the real during the period, decreased equity in earnings at Cervejarias Kaiser in Brazil and lower contributions for capital expenditures from The Coca-Cola Company. Additionally, during the second quarter of 1999, Coca-Cola changed its cold equipment capital participation program so that any funds received by us during 1999 and future years will be recognized in income in installments over a 60-month period.
Our ability to include such amounts in income will also depend on whether we meet certain earnings targets. Prior to the change, such amounts were included in income in a lump sum, upon receipt, without regard to our earnings.

          The consolidated effective income tax rate increased 272.4% to 172.4%% during the first nine months of 1999 from 30.6% during the first nine months of 1998. The increase was due to tax benefits recorded in the first nine months of 1998 in Brazil and Colombia, which were not repeated in the 1999 period, the effect of the asset tax (minimum tax) in Venezuela and the Company's decision not to recognize the benefit of tax loss carry-forwards from prior years in Venezuela, because of our uncertainty that it will have sufficient taxable income in the near-term to offset against such benefits.

          As a result of the foregoing, net loss for the first nine months of 1999 increased 153.1% to $51.5 million from net income of $97.0 million in the first nine months of 1998.

Regional Results

Mexico

          Panamco Mexico, which operates in central Mexico, excluding Mexico City, reported net sales of $586.9 million during the first nine months of 1999, a decrease of 22.9% from $477.6 million during the first nine months of 1998, resulting from increased sales volume in water and soft drinks due to Marketing Strategic Initiatives. Soft drink sales volume increased 6.0% representing an increase in market share from 79.3 to 79.6, and sales volume for bottled water increased 25.4%. The sales volume growth in water was mainly due to the continued increase in water jug volume due to consumer demand for larger size presentations.

          Cost of sales as a percentage of net sales was 47.5% during the first nine months of 1999 as compared to 47.8% during the first nine months of 1998 as a result of decreased freight and raw material cost partially offset by an increase in packaging cost related to the sales of non- returnable presentations.

          Operating expenses as a percentage of net sales decreased to 35.9% during the first nine months of 1999 from 37.6%. Although there was an increase in net sales, this was offset by higher selling and administrative costs, mainly attributable to increases in sales commissions, distribution, promotional expenses [due to increased competition] and increased depreciation expense related to our continued capital expenditure program in Mexico. In 1999, we spent $29.2 million related mainly to Strategic Programs. Higher selling and administrative costs were due to the continued expansion of our 100 meter program and cold equipment placement program.

          Operating income increased by 40.0% to $97.6 million and as a percentage of net sales was 16.6% in the first nine months of 1999 compared to 14.6% in the first nine months of 1998. Cash operating profit increased 32.2% to $127.2 million in the first nine months of 1999 from $96.2 million in the first nine months of 1998.

          Net interest expense during the first nine months of 1999 decreased by 3.5% to $7.6 million from $7.9 million in the first nine months of 1998 due to a decrease in net debt at the end of the third quarter 1999 as a result of payment of short-term debt and improved financing conditions. Net debt was negative $32.7 million at September 30, 1999 compared to $11.4 million at September 30, 1998.

          Other income, net, was $5.2 million for the first nine months of 1999, compared to $8.9 million in the first nine months of 1998, due to a decrease in contributions received from The Coca-Cola Company for capital expenditures and changes in The Coca-Cola Company's cold equipment capital participation program discussed above.

          The effective income tax rate for the first nine months of 1999 was 32.6% compared to 34.8% for the same period of 1998.

          As a result of the foregoing, net income contributed by Panamco Mexico to the Company increased 39.0% to $60.6 million during the first nine months of 1999 from $43.6 million in the first nine months of 1998.

          Beginning in 1999, we discontinued classifying Mexico as a highly inflationary economy. Accordingly, the functional currency of our Mexican operations was changed from the U.S. dollar to the Mexican peso.

Brazil

          Panamco Brasil, which operates in the Sao Paulo, Campinas, Santos and Matto Grosso do Sul regions of Brazil, reported net sales of $368.3 million during the first nine months of 1999, a decrease of 44.3% from $661.4 during the first nine months of 1998. Total sales volume increased 6.0% to
220.6 million unit cases, as a result of Panamco's promotional pricing strategy in place during the first nine months of 1999 due to competition from the "B" brands. Higher sales volumes were offset by lower per unit prices. Beer volume increased 2.9% to 43.1 million unit cases from 41.9 million unit cases in the comparable period in the prior year. Water volume increased 6.2% to 168.3 million unit cases and soft drink sales.

          Cost of sales as a percentage of net sales increased to 61.4% during the first nine months of 1999 from 60.1% during the first nine months of 1998. The increase is attributable to higher labor costs, partially offset by a reduction raw material costs (mostly cans and plastic bottles) and production cost efficiencies.

          Operating expenses as a percentage of net sales increased to 38.3% during the first nine months of 1999 from 34.1% during the first nine months of 1998, as a result of an increase in depreciation and amortization expense of $9.9 million related to the modernization program initiatives pursuant to our continued capital expenditure program and higher promotional expenses related to the promotional pricing strategy put into effect during 1999.

          Operating income decreased by 97.3% to $1.0 million from $37.8 million in the first nine months of 1998 due to lower sales. Cash operating profit decreased 63.7% to $26.6 million in the first nine months of 1999 from $73.2 million in the first nine months of 1998.

          Net interest expense decreased by 9.0% to $10.9 million in the first nine months of 1999 from $12.0 million in the first nine months of 1998 as a result of improved financing conditions resulting in lower interest costs and repayment of short-term debt. Net debt was $68.7 million at September 30, 1999 compared to $98.2 million at September 30, 1998.

          Other expense, net, increased to $41.3 million from $1.9 million in the first nine months of 1998 as a result of a $33.2 million foreign exchange loss due to the devaluation of the real, lower equity in earnings of Cervejarias Kaiser, lower contributions for capital expenditures from The Coca- Cola Company and changes in The Coca-Cola Company's cold equipment capital participation program discussed above.

          The effective income tax rate increased to 27.9% from (15.2)% as a result of tax benefits used in 1998, which were not available in 1999.

          As a result of the above, net loss contributed to Panamco by Panamco Brasil increased 236.4% to $36.4 million during the first nine months of 1999 from net income of $26.7 million in the first nine months of 1998.

Colombia

          Panamco Colombia, which serves more than 92% of the population of Colombia, reported net sales of $296.0 million during the first nine months of 1999, a 20.6% decrease from

$372.5 million during the first nine months of 1998. The decrease is mainly due to lower total unit case volume of 19.0% resulting from a decrease in soft drink volume of 20.3% and a decrease in water volume of 13.7%. In dollar terms, average soft drink prices decreased 0.8% compared to the same period last year as a result of a 22.7% devaluation of the Colombian peso and an inflation rate of 7.8% in local currency. The decrease in sales volume is due to the devaluation of the Colombian peso, economic recession and political turmoil. Panamco Colombia's total market share was 65.4 compared to 60.7 in the same period in 1998.

          Cost of sales as a percentage of net sales remained fairly constant at 44.5% during the first nine months of 1999 compared to 44.4% during the first nine months of 1998, as a result of lower raw material costs, slightly offset by higher costs associated with the increase in sales of nonreturnable presentations.

          Operating expenses as a percentage of net sales increased to 51.7% during the first nine months of 1999 from 43.4% during same period 1998, mainly due to higher depreciation expenses related to Panamco's ongoing capital expenditure program, and higher selling and distribution expenses.

          Operating income dropped to $11.3 million in the first nine months of 1999 from $45.6 million in the same period of 1998, a decrease of 75.2%, primarily as a result of lower sales. Cash operating profit decreased 35.8% to $55.4 million in the first nine months of 1999 from $86.3 million in the first nine months of 1998.

          Net interest expense increased to $2.9 million during the first nine months of 1999 from $2.7 million in the same period of 1998, due mainly to a higher net debt position during the quarter ended September 30, 1999, and a new governmental tax on financial transactions, which came into effect in the fourth quarter of 1998. Net debt was $42.9 million at September 30, 1999 compared to $50.6 million at September 30, 1998.

          Other income, net, decreased 67.7% to $1.8 million in the first nine months of 1999 from $5.5 million in the same period 1998 primarily due to lower contributions from Coca Cola for capital expenditures and changes in The Coca-Cola Company's cold equipment capital participation program discussed above.

          The effective income tax rate increased to 21.1% in the first nine months of 1999 from 13.2% in 1998 primarily due to the recognition of tax credits recorded during the first quarter of 1998, which were not available in 1999.

          As a result of the above, net income contributed by Panamco Colombia to the Company decreased 81.1% to $7.7 million during the first nine months of 1999 from $40.8 million in the first nine months 1998.

Venezuela

          Panamco Venezuela, which began operations on May 1, 1997, and covers all of Venezuela, reported net sales of $372.2 million during the first nine months of 1999, a decrease of 9.8% from $412.6 million during the first nine months of 1998. The decrease was mainly due to lower total unit case volume of 20.4% attributable to a decrease in soft drink volume of 25.3%, which was partially offset by increased water volume of 40.3%. Beer, which we began selling during the second quarter of 1999 contributed 0.3 million unit cases to our sales volume. This significant drop in sales volume is attributable to poor economic conditions in Venezuela and a highly competitive environment. Panamco's market share for soft drinks fell by 5.3 points during the first nine months of 1999 to 69.5.

          Cost of sales as a percentage of net sales decrease to 46.1% during the first nine months of 1999 from 47.6% during the first nine months of 1998, as a result of a 17% increase in salaries, offset by cost reduction programs implemented throughout the first six months of 1999 and a drop in volume, which resulted in lower production costs. Additionally, cost of sales includes $1.8 million of costs associated with plant closings.

          Operating expenses as a percentage of net sales increased to 54.8% during the first nine months of 1999 from 44.0% during same period 1998. Higher depreciation expenses related to Panamco's ongoing capital expenditure program, along with increased marketing expenses and $4.4 million of expenses related to severance payments made in connection with plant closings contributed to the percentage increase.

          Operating loss increased 109.4% to $3.3 million in the first nine months of 1999 from operating income of $34.7 million in the same period of 1998 primarily as a result of decreased sales. Cash operating profit decreased 38.1% to $50.8 million in the first nine months of 1999 from $82.0 million in the first nine months of 1998.

          Net interest expense increased to $12.8 million during the first nine months of 1999 from $6.9 million in the same period of 1998, due mainly to increased net debt position over the nine months ended September 30, 1999 as a result of increased short-term working capital needs. Net debt was $154.6 million at September 30, 1999 compared to $118.1 million at September 30, 1998.

          Other income, net, decreased 71.7% to $2.2 million from $7.8 million as a result of lower contributions for capital expenditures from The Coca-Cola Company and changes in The Coca-Cola Company's cold equipment capital participation program discussed above.

          The effective income tax rate increased to 54.8% in the first nine months of 1999 from 17.9% in 1998 primarily due to the asset tax or minimum tax paid in Venezuela as a result of a net loss position before income taxes of $13.8 million in 1999 and our decision not to recognize the benefit of tax loss carry-forwards from prior years, because of our uncertainty that we will generate sufficient taxable income in the near term to offset against such benefits.

          As a result of the above, net loss attributable to the Company from Panamco Venezuela increased 173.3% to $21.4 million during the first nine months of 1999 from net income of $29.2 million in the first nine months 1998.

Central America

          Panamco's Central American region includes franchises in Costa Rica, Nicaragua and Guatemala. The region reported net sales for the first nine months of 1999 of $157.1 million, a 12.2% increase from $140.0 million in the first nine months of 1998, resulting primarily from increases in soft drink and bottled water volume of 11.8% and 81.2%, respectively. Panamco Guatemala accounted for almost all of the soft drink volume increase in the region, which sold 14.5 million unit cases versus 8.9 million in the prior year period. Sales volume in Nicaragua decreased 1.0% to 15.6 million unit cases versus 15.8 million unit cases in the year ago period. Soft drink sales volume in Costa Rica was down 0.5% to 21.0 million unit cases.

          Cost of sales as a percentage of net sales decreased to 46.8% during the first nine months of 1999 from 47.3% in the first nine months of 1998, due mainly to cost efficiencies in the region, slightly offset by an increase in raw material and labor costs.

          Operating expenses as a percentage of net sales increased to 40.6% from 39.5% during the same period last year as a result of higher depreciation expense attributable to Panamco's continued capital expenditure program, slightly offset by continued tight expense controls.

          Operating income increased 6.8% to $19.8 million or 12.6% of net sales in the first nine months of 1999 from $18.6 million in the 1998 period or 13.3% of net sale primarily as a result of increased sales. Cash operating profit increased 13.9% to $33.3 million in the first nine months of 1999 or 21.2% of net sales from $29.3 million or 20.9% net sales in the first nine months of 1998. Panamco Nicaragua contributed 6.8% of the increase in cash operating profit.

          Net interest expense decreased 30.5% to $1.5 million from $2.1 million in the first nine months of 1999 compared to the first nine months of 1998, as a result of increased debt in Guatemala incurred to finance capital investments. Net debt was $(6.0), $12.4 and $21.1 at September 30, 1999 for each of Panamco Cost Rica, Panamco Nicaragua and Panamco Guatemala, respectively, compared to $(4.1), $15.6 and $21.0, respectively, at September 30, 1998.


          Other expense, net, increased to $4.6 million in the first nine months of 1999 from other income, net, of $0.4 million in the comparable 1998 period. This increase is attributable to the devaluation of the Guatemalan quetzal of 12.4% that affected the year to date results by $2.4 million and changes in The Coca-Cola Company's cold equipment capital participation program discussed above.

          Effective income tax rates were 26.5%, 29.9%, 4.0% during 1999 for Panamco Costa Rica, Nicaragua and Guatemala respectively compared to 28.3%, 41.8%, 16.4% in the 1998 year to date period.

          As a result of the above, net income contributed by Panamco Central America to the Company decreased 20.3% to $9.6 million for the first nine months of 1999 from $12.0 million in the comparable 1998 period.

Liquidity and Capital Resources

          At September 30, 1999, we had consolidated cash and cash equivalents of $247.6 million, an increase compared to $122.4 million as of September 30, 1998. This increase is as a result of increased debt from the syndicated loan issued during the first quarter. Consolidated cash flow provided by operations was $140.0 million and $170.8 million for the first nine months ended September 30, 1998 and 1999, respectively.

          Total consolidated indebtedness was $1,390.4 million as of September 30, 1999, primarily as a result of debt incurred for the purchase of Panamco Guatemala and R.O.S.A., and in connection with the $300 million syndicated loan Panamco entered into in March 1999.

          Consolidated cash flow provided by operations was $140.0 million and $170.8 million for the first nine months ended September 30, 1998 and 1999, respectively.

          In March 1998, Panamco completed the acquisition of its Guatemalan operations. Panamco began overseeing day-to-day management immediately and began consolidating Panamco Guatemala results as of April 1, 1998. In September 1998, the Company acquired all the capital stock of R.O.S.A., which produces, sells and distributes Coca-Cola products in the western part of Brazil in the state of Matto Grosso do Sul. The Company began consolidating the results of R.O.S.A. as of September 1, 1998. On March 18,1999 the Company borrowed $300 million from a syndicate of banks to finance certain capital expenditures at Panamco Venezuela and for general corporate purposes.

          Total capital expenditures for the nine months ended September 30, 1999, were $149.1 million compared to $243.5 million for nine months ended September 30, 1998. The decrease resulted primarily from Capital Spending Rationalization in all countries. As of September 30, 1999, Mexico had spent $29.2 million, Venezuela $37.6 million, Brazil $4.4 million, Columbia $9.4 million and Central America $17.9 million.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 13, 2000               PANAMERICAN BEVERAGES, INC.



                                     By /s/Paulo J. Sacchi
                                        --------------------------------
                                        Name:  Paulo J. Sacchi
                                        Title: Senior Vice
                                               President-Finance and
                                               Treasurer